City of Buenos Aires, June 11th, 2024

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.: Relevant Event. Expiration of the concession contract with Hidroeléctrica Los Nihuiles S.A. Reduction of the Transition Period for a term of six (6) months.

De mi consideración:

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”), in relation to the relevant event published on June 4th, 2024, to inform that on the date hereof the Argentine Secretariat of Energy published Resolution No. 98/2024, amending Resolution No. 83/2024 for the purpose of:

(1)	Reducing from twelve (12) to six (6) months (extendable for an equal period) the transition period during which the concessionaire Hidroeléctrica Los Nihuiles S.A. must continue in charge of the concession granted by the Province of Mendoza (the "Los Nihuiles System"); and

(2)	Removing Energía Argentina Sociedad Anónima (ENARSA) as observer of the Los Nihuiles System, replacing it with the Undersecretary of Energy and Mining of the Ministry of Energy and Environment of the Province of Mendoza.

According to the information provided, the new expiration date of the national concession for hydroelectric generation of the Los Nihuiles System, granted under law 15.336, has been set for November 30, 2024, provided that the extension stipulated in the aforementioned Resolution No. 98/2024 is not implemented.

Sincerely,

_____________________________

María Agustina Montes

Responsable de Relaciones con el Mercado